Room 4561

March 27, 2007

Mr. Robert Glaser
Chief Executive Officer
RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, WA 98121

> **Re: RealNetworks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 8-K Filed February 14, 2007**
> **File No. 000-23137**

Dear Mr. Glaser:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increases in revenues,

cost of revenues, sales and marketing expenses, and general and administrative expenses, but give no indication of the relative impact of each factor. We also note that the acquisitions of Zylom and WiderThan impacted various revenue and expense line items but your disclosures provide minimal indication as to the relative impact of these acquisitions. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Revenue by Segment, page 36

2.   We note that you attribute your 2006 revenue growth in both the Consumer Products and Services and the Technology Products and Solutions segments to a "growth in subscribers." We also note that you disclose subscriber information in your earnings release which was filed on Form 8-K on February 14, 2007. Please tell us the extent that you use the number of subscribers as a key indicator for which you manage your business and how you believe this indicator contributes to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing the number of subscribers and subscriber growth in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 49

3.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. In this regard, we note that your current disclosure only indicates that the changes in assets and liabilities are "due primarily to the timing of cash receipts at the beginning and end of the year." In addition, we note that your 2005 and 2006 operating cash flow appears to have been significantly affected by the cash received from the Microsoft settlement however we note no disclosure within the operating cash flow discussion regarding these cash receipts. It is also unclear to us why non-cash items such as depreciation and amortization have an impact on your operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Deferred Costs, page 59

4.   Please tell us whether you are deferring costs related to arrangements that are not accounted for using contract accounting. If so, explain to us your basis for deferring these costs and refer to the accounting guidance that supports these deferrals.

Revenue recognition, page 60

5.   We note your disclosure that you exercise significant judgment in establishing the fair value of multiple elements. Identify the elements to which you are applying this judgment and tell us how your determination of fair value for each element complies with paragraph 16 of EITF 00-21.

6.   It appears that your software arrangements accounted for under 97-2 may involve multiple elements. Please describe to us the elements included in your typical multiple-element arrangements and explain how you allocate the arrangement fee to each element. Indicate whether you determine VSOE for each element or for the undelivered elements only and describe how your current revenue recognition policy addresses these arrangements. For multiple-element arrangements that include term licenses, please describe to us the length of both the license terms and the related maintenance periods and explain how you determine that VSOE exists for the maintenance.

Note 15. Commitments and Contingencies, page 84

7.   Please explain to us how you determined the accounting for your settlement with Microsoft. Explain how you determined classification of amounts recorded and the timing of recognition. In addition, explain to us how you allocated between the settlement and commercial agreements as you indicated in your Form 10-Q filing upon initially settling this matter. As part of your response, describe any accounting treatment that was considered and rejected and explain why. Refer to any accounting guidance as appropriate.

Report of Independent Registered Public Accounting Firm, page 93

8.   We note that the audit report regarding internal controls over financial reporting is dated February 26, 2006. It would appear that this report should be dated subsequent to your December 31, 2006 year-end evaluation. Please advise.

Form 8-K Filed February 14, 2007

9.   We note your disclosure of non-GAAP measures, including "adjusted net income" and "adjusted EBITDA".   These measures exclude stock-based compensation, depreciation and amortization and other recurring expenses. It does not appear that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). In this regard, we noted no substantive discussion of why it is useful for investors to evaluate your performance by disregarding these expenses considering that they appear to be recurring and integral to your performance. Please note that you must me the burden of demonstrating the usefulness of any measure that excludes recurring items. In addition, you have not provided sufficient disclosures regarding any limitations and how management compensates for those limitations. Please explain to us how your current disclosures adequately addressed Question 8 of the FAQ. As part of your response, please explain how management differentiates between the usefulness of "adjusted net income" versus "adjusted EBITDA."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief